1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 26, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

REPORT FOR THE FIRST QUARTER OF 2011

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors (the “Directors”), the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this announcement does not contain any misrepresentations, misleading statements or material omissions, and accept joint and several responsibilities for the authenticity, accuracy and completeness of its contents.

The Report for the First Quarter of 2011 of the Company (the “Report”) was considered and approved by the twenty first meeting of the fourth session of the Board and all the eleven directors of the board attended the meeting.

The financial statements in the Report have not been audited.

“Reporting Period” means the period from 1 January to 31 March in 2011.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Weimin, the Chief Financial Officer, Mr. Wu Yuxiang, and the head of the Finance Department, Mr. Zhao Qingchun, warrant that the financial statements in the Report are true and complete.

Summary of the unaudited results of the Group for the first quarter ended 31 March 2011 is set out as follows:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the first quarter of 2011, the operating income of the Group was RMB9.3398 billion, representing an increase of RMB2.308 billion or 32.8% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB2.476 billion, representing an increase of RMB375.5 million or 17.9% as compared with the corresponding period of the previous year.

•	The information in the Report is the same as the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1General Information of the Group

1.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of last year	Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)
Total assets (RMB)	76,131,990,957	72,828,540,529	4.54
Shareholders’ equity excluding the equity of minority shareholders (RMB)	39,479,644,619	36,721,719,248	7.51
Net assets per share attributable to the Shareholders of the Company (RMB)	8.03	7.47	7.51

	From the beginning of the year to the end of the Reporting Period		Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	5,599,876,150		280.55
Net cash flows per share from operating activities (RMB)	1.14		280.55

	The Reporting Period	From the beginning of the year to the end of the Reporting Period	Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	2,475,972,426	2,475,972,426	17.88
Basic earnings per share (RMB)	0.5034	0.5034	17.88
Basic earnings per share after deducting extraordinary profits and losses (RMB)	0.5024	0.5024	17.57
Full diluted return on net assets (%)	6.50	6.50	Decrease in percentage point of 0.63

Full diluted return on net assets after deducting extraordinary profits and losses (%)	6.49	6.49	Decrease in percentage point of 0.63

Extraordinary profits and losses items	Amount from the beginning of the year to the end of the Reporting Period (RMB)
Gains on disposal of non-current assets	-4,439,094
Government grant	4,652,578
Other income	3,979,152
Subtotal	4,192,636
Less: Effect of income tax	-1,164,442
Total amount of extraordinary profits and losses	5,357,078
Including: amount attributable to the shareholders of the Company	5,062,032

1.2	Total number of Shareholders at the end of the Reporting Period and the top 10 shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the Reporting Period	86,996
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the Reporting Period (shares)	Classes of shares held (A shares, B Shares , H Shares or others)
HKSCC Nominees Limited	1,951,599,946	H Shares

嘉实稳健开放式证券投资基金 Jiashi Robust Open-end Securities Investment Fund	6,485,399	A Shares
Zhonghai Energy Mixed Strategy Securities Investment Fund	5,951,822	A Shares
Xiangcai Securities Co., Ltd	5,449,462	A Shares
BILL & MELINDA GATES FOUNDATION TRUST	5,000,000	A Shares
交银施罗德精选股票证券投资基金 BOC Schroders Selected Equity Investment Fund	4,738,967	A Shares
广发聚富开放式证券投资基金 CGB Enrichment Open-end Securities Investment Fund	4,606,837	A Shares
新华人寿保险股份有限公司 New China Life Insurance Company Ltd.	4,338,000	A Shares
农银汇理行业成长股票型证券投资基金 ABC Calyon Industry Growth Equity Investment Fund	3,788,514	A Shares
National Social Security Fund 601 Group	3,349,668	A Shares

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited, holds the Company’s H Shares in the capacity of a nominee. As at March 31 2011, the table sets out the shareholdings of substantial shareholders of the Company’s H Shares:

Name of substantial shareholder	Class of shares	Number of shares held (shares) (Note 1)		Capacity	Type of interest	Percentage in the relevant class of share capital of the Company		Percentage in the total share capital of the Company
JPMorgan Chase & Co.	H shares	215,381,052 4,712,363 111,089,585 (Note 2)	(L) (S) (P)	Beneficial owner, investment manager, custodian corporation/approved lending agent	Corporate	11.00 0.24 5.67	%(L) %(S) %(P)	4.38 0.10 2.26	%(L) %(S) %(P)

Templeton Asset Management Ltd.	H shares	234,944,000	(L)	Investment manager	Corporate	12.00	%(L)	4.78	%(L)
Blackrock, Inc.	H shares	149,675,451 13,385,803	(L) (S)	205	Corporate	7.64 0.68	%(L) %(S)	3.04 0.27	%(L) %(S)
BNP Paribas Investment Partners SA	H shares	117,641,207	(L)	Investment manager	Corporate	6.00	%(L)	2.39	%(L)
JPMorgan Chase Bank	H 股	77,443,900 (Note 3)	(L)	Other	Corporate	3.95	%(L)	1.57	%(L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.

2.	Among the aggregate interests in the long position of H shares, 6,357,999 H shares were held as beneficial owner, 97,933,468 H shares were held as investment manager and 111,089,585 H shares were held as custodian corporation/approved lending agent.

The aggregate interests in the short position of H shares were held as beneficial owner.

Among the aggregate interests in the long position of H shares, 1,000,000 H shares were held as derivatives.

Among the aggregate interests in the short position of H shares, 2,359,363 H shares were held as derivatives.

3.	The aggregate interests in the long position of H shares were held as interests of corporations controlled by substantial shareholder.

§2 Significant Matters

2.1	General Operating Performance of the Group

(I)	Major Operating Data

Items	First quarter		Increase/decrease (%)
	2011	2010
1. Coal Business (kilotonne)
Raw coal production	12,366	11,061	11.80
Salable coal production	11,300	10,424	8.40
Sales volume of salable coal	12,045	10,393	15.90
2. Railway Transportation Business (kilotonne)
Transportation volume	4,519	4,870	-7.21
3. Coal chemicals business (kilotonne)
Methanol production	112	131	-14.50
Sales volume	108	130	-16.92
4. Electrical power business (10,000kWh)
Power generation	33,940	37,108	-8.54
Electricity sold	21,405	13,492	58.65
5. Heat business (10,000 steam tonnes)
Heat generation	78	74	5.41
Heat sold	14	6	133.33

(II)	Operating Performance of the Principal Businesses of the Group - by segment

1.	Coal business

(1)	Coal Production and Sales

For the first quarter of 2011, the raw coal production of the Group was 12.37million tonnes, representing an increase of 1.31 million tonnes or 11.8% as compared with the corresponding period last year. The output of salable coal was 11.3 million tonnes, representing an increase of 0.88 million tonnes, or 8.4%, as compared with that for the corresponding period last year. Salable coal sales volume was 12.05 million tonnes, representing an increase of 1.65 million tonnes or 15.9% as compared with the corresponding period last year, among which, 0.33 million tonnes were sold in the internal market, 11.72 million tonnes were sold in the external market.

The following table sets out the coal production and coal sales of the Group for the first quarter of 2011:

Unit: kilo tonnes

Items	The first quarter		Increase/decrease (%)
	2011	2010
I. Raw coal production	12,366	11,061	11.80
1. The Company	8,025	8,223	-2.41
2. Shanxi Neng Hua	263	286	-8.04
3. Heze Neng Hua‚	650	311	109.00
4. Yancoal Australia Ptyƒ	2,800	2,241	24.94
5. Ordos Neng Hua„	628	—	—
II. Salable coal production	11,300	10,424	8.40
1. The Company	7,938	8,202	-3.22
2. Shanxi Neng Hua	254	286	-11.19
3. Heze Neng Hua	260	239	8.79
4. Yancoal Australia Pty	2,220	1,697	30.82
5. Ordos Neng Hua	628	—	—
III. Salable coal sales volume	12,045	10,393	15.90
1. The Company	7,458	7,983	-6.58
2. Shanxi Neng Hua	225	286	-21.33
3. Heze Neng Hua	224	264	-15.15
4. Yancoal Australia Pty	2,717	1,683	61.44
5. Ordos Neng Hua	628	—	—
6. Externally purchased coal	793	177	348.02

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited

‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited

ƒ	Yancoal Australia Pty refers to Yancoal Australia Pty Limited

„	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited. Ordos took over Anyuan coal mine on 1 December 2010, which has contributed coal output to the Company.

(2)	Coal Prices

Benefiting from the continuous demand for coal both from domestic and overseas markets, the coal price of the Group increased in the first quarter of 2011 as compared to the corresponding period last year.

Unit: RMB/tonne

	The first quarter			2010
	2011	2010	Increase/decrease (%)
1. The Company	691.59	623.72	10.88	633.59
2. Shanxi Neng Hua	446.19	373.80	19.37	382.00
3. Heze Neng Hua	807.41	752.44	7.31	771.99
4. Yancoal Australia Pty	907.22	589.27	53.96	774.19
5. Ordos Neng Hua	314.53	—	—	—
6. Externally purchased coal	817.30	680.01	20.19	741.87
Average product price of the Group	726.43	615.50	18.02	663.46

(3)	Cost of Coal Sales

In the first quarter of 2011, the cost of coal sales business of the Group was RMB4.0247billion, representing an increase of RMB1.0144 billion or 33.7% as compared to the corresponding period last year.

Unit: RMB’000, RMB/tonne

Items		The first quarter		Increase/decrease (%)
		2011	2010
The Company	Total cost of sales	2,159,716	2,111,382	2.29
	Cost of sales per tonne	289.61	264.50	9.49
Shanxi Neng Hua	Total cost of sales	76,475	70,597	8.33
	Cost of sales per tonne	339.42	247.14	37.34

Heze Neng Hua	Total cost of sales	169,401	172,824	-1.98
	Cost of sales per tonne	756.03	654.51	15.51
Yancoal Australia Pty	Total cost of sales	1,121,105	704,901	59.04
	Cost of sales per tonne	412.61	418.73	-1.46
Ordos Neng Hua	Total cost of sales	62,429	—	—
	Cost of sales per tonne	99.47	—	—
Externally purchased coal	Total cost of sales	631,293	118,846	431.19
	Cost of sales per tonne	795.82	671.45	18.52

In the first quarter of 2011, the cost of coal sales business of Shanxi Neng Hua was RMB76.475 million, representing an increase of RMB 5.878 million or 8.3% as compared with the corresponding period last year. The cost of coal sales per tonne was RMB 339.42, representing an increase of RMB 92.28 or 37.3% compared with the corresponding period last year. This was mainly due to the decrease of the sales volume of saleable coal by 0.06 million tones or 21.3%.

In the first quarter of 2011, the cost of coal sales business of Heze Neng Hua was RMB 169.401million, representing a decrease of RMB 3.423 million or 2.0% as compared with the corresponding period last year. The cost of coal sales per tonne was RMB 756.03, representing an increase of RMB 101.52 or 15.5% compared with the corresponding period last year. This was mainly due to the decrease of the sales volume of saleable coal by 0.04 million tones or 15.2%.

In the first quarter of 2011, the cost of coal sales business of Yancoal Australia Pty was RMB 1.1211 billion, representing an increase of RMB416.2 million or 59% as compared with the corresponding period last year. The cost of coal sales per tonne was RMB 412.61, representing a decrease of RMB 6.12 or 1.5% compared with the corresponding period last year. This was mainly due to the increase of the sales volume of saleable coal by 1.03 million tones or 61.4%.

2. Railway transportation

In the first quarter of 2011, the designated railway for coal transportation of the Company completed the carrying capacity of 4.52 million tonnes of coal, representing a decrease of 0.35 million tonnes or 7.2% as compared with the corresponding period last year. The Company realized income from railway transportation services (income from transport of coal which in settled on the basis of off-mine price and where transportation fees of designated coalmine railway assets are borne by customers) of RMB119.2 million, representing a decrease of RMB11.928 million or 9.1% as compared with the corresponding period last year.

3. Coal chemicals

The following table sets out the operation of methanol business of the Group for the first quarter of 2011:

	Production volume (Kilotonne)			Sales volume (Kilotonne)
	First quarter of 2011	First quarter of 2010	Increase/ decrease(%)	First quarter of 2011	First quarter of 2010	Increase/ decrease(%)
1.Yulin Neng Hua Note	101	116	-12.93	99	115	-13.91
2.Shanxi Neng Hua	11	15	-26.67	9	15	-40.00

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First quarter of 2011	First quarter of 2010	Increase/ decrease(%)	First quarter of 2011	First quarter of 2010	Increase/ decrease(%)
1.Yulin Neng Hua	180,886	196,161	-7.79	189,540	190,130	-0.31
2.Shanxi Neng Hua	17,306	27,502	-37.07	28,606	30,972	-7.64

Note: Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited

4. Electrical Power

The following table sets out the operation of electricity business of the Group for the first quarter of 2011:

	Power generation(10,000 kWh)			Electricity sold(10,000 kWh)
	First quarter of 2011	First quarter of 2010	Increase/ decrease (%)	First quarter of 2011	First quarter of 2010	Increase/ decrease (%)
1. Hua Ju Energy	25,049	27,879	-10.15	20,645	11,508	79.40
2. Yu Lin Neng Hua	7,150	7,197	-0.65	593	1,658	-64.23
3. Shanxi Neng Hua	1,741	2,032	-14.32	167	326	-48.77

Note: Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited

	Sales Income(RMB’000)			Cost of Sales(RMB’000)
	First quarter of 2011	First quarter of 2010	Increase/ decrease (%)	First quarter of 2011	First quarter of 2010	Increase/ decrease (%)
1. Hua Ju Energy	70,196	43,193	62.52	52,376	18,099	189.39
2. Yu Lin Neng Hua	1,352	3,639	-62.85	2,281	5,648	-59.61
3. Shanxi Neng Hua	392	763	-48.62	1,636	2,573	-36.42

5. Heat Business

In the first quarter of 2011, Hua Ju Energy generated heat energy of 0.78 million steam tonnes, representing an increase of 0.04 million steam tonnes or 5.4% as compared with the corresponding period last year and sold 0.14 million steam tonnes, representing an increase of 0.08 million steam tonnes or 133.3% as compared with the corresponding period last year.

2.2	Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements in items of balance sheet and the reasons thereof

(1)Assets items

Unit: RMB’000

	31 March 2011	1 January 2011	Increase/ decrease (%)	Main reasons for change
Bills receivable	7,083,801	10,408,903	-31.94	Decrease of the sales of coal settled with acceptance bills and increase of the matured bills for collection payment
Accounts receivable	724,152	487,770	48.46	An increase of RMB187 million in the accounts receivable of Yancoal Australia. An increase of RMB52.269 million in the accounts receivable of the Company.

Prepayments	554,699	243,210	128.07	An increase of RMB123.3 million in the externally purchased coal of the Company. An increase of RMB138.9 million in the equipment procurement of Ordos.
Other receivables	5,719,873	3,542,642	61.46

Initial payment of RMB3.12 billion for the acquisition of Zhuanlongwan coal field mining rights by Ordos Neng Hua.

As the financial statements of Anyuan coal mine have been incorporated into the Company since the beginning of the Reporting Period, partial payment of RMB1.08 billion for acquisition of Anyuan coal mine by Ordos Neng Hua included in the opening balance of other receivables has become listed in other related assets items.

Long-term equity investment	1,637,441	1,105,892	48.07	The Company made the first installment of the capital contribution of RMB540 million to Shaanxi Future Energy Chemical Corp.Ltd. (“Future Energy”).
Total assets	76,131,991	72,828,541	4.54	—

(2)Liabilities items

Unit: RMB’000

	31 March 2011	1 January 2011	Increase/ decrease (%)	Main reasons for change
Short-term borrowings	1,837,825	295,412	522.12	RMB 1.5 billion was received from bank.
Bills payable	52,946	126,959	-58.30	Commercial acceptance draft released by the Company were matured and accepted
Advances from customers	981,467	1,473,772	-33.40	Advances of coal sales decreased.

Interest payable	57,149	12,732	348.85	Interest of bank loan of Yancoal Australia increased by RMB43.13 million
Total liabilities	36,562,981	36,020,929	1.50	—

2. Significant movements of items in the income statement and the reasons thereof

Unit: RMB’000

	First quarter of 2011	First quarter of 2010	Increase/ decrease (%)	Main reasons for change
Operating income	9,339,830	7,031,835	32.82

The sales revenue of coal increased by RMB2.337 billion compared with that of previous period, including:

(1) the increase of sales volume of coal caused an increase of RMB812.5 million of sales revenue;

(2) the increase of the sales price of the coal caused an increase of RMB1.5245 billion of sales revenue. Income from the railway transportation decreased by RMB11.928 million compared with the corresponding period last year; sales revenue of methanol decreased RMB 25.471 million compared with that of last year; sales revenue from power business increased RMB 24.345 million.

Cost of operation	4,616,925	3,588,459	28.66	The cost of sales increased by RMB1.0143 billion due to the increase of sales volume of coal compared with that of last year.
Sales expense	605,387	276,348	119.07	The sales expense increased by RMB312.9 million due to the increase of sales volume of coal of Yancoal Australia compared with that of last year.

Income tax	903,122	585,588	54.22	Taxable income increased compared with that of last year.
Net profit attributable to the shareholders of the Company	2,475,972	2,100,463	17.88	—

3. Significant movements of items in cash flow statement and the reasons thereof

Unit: RMB’000

	First quarter of 2011	First quarter of 2010	Increase/ decrease (%)	Main reasons for change
Net cash from operating activities	5,599,876	1,471,511	280.55

Cash from sales of goods and rendering of service increased by RMB5.3007 billion as compared with that of last year.

Cash from other operating activities increased by RMB369 million.

Cash paid for the purchasing of commodity and service increased by RMB554.2 million compared with that of last year.

Cash paid to the employees increased 278.2 million compared with that of last year.

Tax payment increased by RMB330.3million compared with that of last year.

Cash paid for other operating activities increased by RMB446 million.

Net cash from investing activities	-4,497,390	-643,754	598.62

Initial payment of RMB3.12 billion for the acquisition of Zhuanlongwan coal field mining rights and partial payment of RMB210million for the acquisition of Anyuan coal mine were paid by Ordos Neng Hua.

The Company made the initial asset injection of RMB540 million for the establishment of Shaanxi Future Energy Chemical Corp.Ltd.(Future Energy) as a joint stock company.

Net cash from financing activities	1,388,663	-149,844	—	Bank loan increased by RMB995.8million compared with that of last year. Cash of RMB623.2 million was paid by Yancoal Australia for the debts.
Net increase in cash and cash equivalents	2,511,520	736,476	241.02	—

2.3	Progress and impact of significant events and analysis of resolution

2.3.1	Change of the Directors, the Supervisors and the Senior Management of the Company

At the twentieth meeting of the fourth session of the Board held on 25 March 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company and Mr. Zhang Baocai was appointed as deputy general manager of the Company.

Mr. Chen Changchun, a former Director, submitted his resignation report to the Board on 9 March 2011. Following his resignation, Mr. Chen would no longer hold any office in the Company.

2.3.2	Acquisition of coal mine assets and equities

Acquisition of equity interests in Inner Mongolia Haosheng Coal Mining Company Limited

At present, Haosheng Company is mainly responsible for the approval application and assessment of mining rights of Shilawusu Coal Mine Zone Project in Inner Mongolia Dongsheng Coal Field.

As approved at the fifteenth meeting of the fourth session of the Board held on 20 August 2010, the Company acquired 51% equity interests of Haosheng Company held by Shanghai Huayi (Group) Company, Ordos Jinchengtai Chemical Co., Ltd and Shandong Jiutai Chemical Industrial Technology Company Limited for a total consideration of RMB 6.7 billion. The initial payment and the capital contribution to Haosheng Company in a total amount of RMB 2.0458 billion was paid by the Company on 20 October 2010 and the equity interests transfer procedures was completed on 4 November 2010.

For details, please refer to the “Announcements in relation to Acquisition of Equity Interests in Haosheng Company of Yanzhou Coal Mining Company Limited” dated on 6 September 2010. The above disclosure information was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

On 31 March 2011, the Company also entered into the Equity Transfer Agreement of Inner Mongolia Haosheng Coal Mining Company Limited. It is agreed that the total consideration for the acquisition of a total 10% equity interests held by Ordos Jiutaimanlai Company Limited and Shandong Jiutai Chemical Industrial Technology Company Limited of Haosheng Company would be RMB 1.3138 billion. The initial payment of the total consideration in the amount of RMB 394.1 million was paid by the Company in April 2011. Upon the completion of the equity interests transfer procedures, the Company’s equity interests in Haosheng Company will increase from 51% to 61%.

Acquisition of Anyuan Coal Mine

As approved at the working meeting of the general managers held on 12 November 2010, Ordos Neng Hua entered into “Anyuan Coal Mine Transfer Agreement” and “the Supplementary Agreement to Anyuan Coal Mine Transfer Agreement” (collectively referred to as “Anyuan Coal Mine Transfer Agreement”) dated on 20 November 2010 and 20 January 2011 respectively and acquired the total assets of Anyuan Coal Mine, for a total consideration of RMB 1.435 billion.

Pursuant to the “Anyuan Coal Mine Transfer Agreement”, Anyuan Coal Mine was taken over on 1 December 2010 by Ordos Neng Hua. Since 1 December 2010, coal produced and benefits acquired from Anyuan Coal Mine belong to Ordos Neng Hua. As at the disclosure date of this report, RMB 1.29 billion of the total consideration has been paid by Ordos Neng Hua, and the balance of the total consideration is expected to be paid in July 2011.

The amendment procedures of assets of Anyuan coal mine have not been completed. The Department of Coal Industry of Inner Mongolia Autonomous Region has permitted Anyuan Coal Mine to enlarge its annual production capacity to 1.2 million tonnes. Presently, expansion and acceptance inspection procedures of the coal mine are in the process.

Bidding for Mining Rights of Zhuan Longwan Coal Mine Zone

As approved at the nineteenth meeting of the fourth session of the Board held on 28 January 2011, for a consideration of RMB 7.8 billion, Ordos Neng Hua successfully bid the mining rights of Zhuan Longwan coal mine zone of Dongsheng Coal Field in Inner Mongolia Autonomous Region. The first installment (40% of the total consideration) of RMB 3.12 billion and service fees of RMB 78.655 million were paid by Ordos Neng Hua on 25 February 2011. The second installment (30% of the total consideration) of RMB 2.34 billion shall be paid in full before 30 November 2011. The third installment (30% of the total consideration) of RMB 2.34 billion shall be paid in full before 30 November 2012.

The Department of Land and Resources of the Inner Mongolia Autonomous Region was entrusted by the Ministry of Land and Resources of the PRC to conduct this auction. At present, Ordos Neng Hua is undertaking the application procedure of the mining rights of Zhuan Longwan coal mine zone. Pursuant to the articles of association of the Company, the bid will be supplemented by following the shareholders’ approval procedure in the annual general meeting of the shareholders of the Company for the year 2010.

For details, please refer to the “Announcements in relation to the Resolution passed at the nineteenth meeting of the fourth session of the board of Yanzhou Coal Mining Company Limited” and “Announcements in relation to Overseas Investment—Obtaining the Mining Rights by Wholly-owned Subsidiary of Yanzhou Coal Mining Company Limited” dated on 28 January 2011. The above disclosure information was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

2.3.3	Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly established by the Company, Yankuang Group Corporation Limited ( Yankuang Group ) and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of the JV Company is RMB 5.4 billion and Yanzhou Coal will make a total capital contribution of RMB 1.35 billion in cash in the JV Company to acquire 25% equity interests in the JV Company. The registered capital will be paid in full in 3 stages before August 2012. This JV Company mainly engaged in investment and participation in the coal liquefaction project in Shaanxi Province as well as the preparation of development of compatible coal mines.

For details, please refer to the “Announcements in relation to the Resolutions passed at the Seventeenth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited” and “Announcement in Relation to the Connected Transaction of Yanzhou Coal Mining Company Limited” on 30th December, 2010 and 24th January, 2011 respectively. The above disclosure information was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

2.3.4	Appointment of International Auditors

As approved at the first extraordinary general meeting held on 18 February 2011, Grant Thornton Jingdu Tianhua (“Jingdu Tianhua”) has been appointed as the overseas auditors of the Group and shall hold office until the conclusion of the 2010 annual general meeting of the Company.

For details, please refer to the “Announcements in relation to the Resolutions passed at the nineteen Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited” and “Announcement in Relation to the Connected Transaction of Yanzhou Coal Mining Company Limited” on 30th December, 2010 and 18th February, 2011 respectively. The above disclosure information was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

2.3.5	Increasing registered capital to Ordos Neng Hua

As approved at the eighteenth meeting of the fourth session of the Board held on 17 January 2011, the Company increased the capital investment in Ordos Neng Hua, a wholly-owned subsidiary, by RMB 2.6 billion with its own capital. The registered capital of Ordos Neng Hua has been increased from RMB 500 million to RMB 3.1 billion on 24th January 2011.

2.3.6	Amendments to the Articles, the Rules of Procedures for the General Meeting and the Rules of Procedures for the Board

As approved at the first 2011 extraordinary general meeting of the Company held on 18 February 2011, the Company amended the Articles of Yanzhou Coal Mining Company Limited, the Rules of Procedures for the General Meeting of Yanzhou Coal Mining Company Limited and the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited. Amendments have been made to the procedures to convene for the General Meetings by qualified Shareholders`, and the approval limits of Board and the work meeting of the General Manager.

For details, please refer to the “Notice of the 2011 first extraordinary general meeting of Yanzhou Coal Mining Company Limited” on 30th December 2010. The above disclosure information was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

2.4 The performance of undertakings of the Company, the Shareholders and the beneficial controller of the Company

The Company has adopted non-tradable shares reform since 31st March, 2006. The special undertakings made by Yankuang Group as holders of the original non-tradable shares regarding the process of non-tradable shares reform plan, and the performance of such undertakings are as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group	(1) The original non-tradable shares of the Company held by Yankuang Group should not be traded on stock exchange within forty-eight months from the date of implementation of the relevant share allocation reform plan;	This undertaking has been duly executed.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and electricity which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group will allow the Company to participate and invest in the coal liquefaction project, which is being developed by Yankuang Group for the purpose of co-development.

This undertaking has been duly executed.
	(3) All the relevant expenses incurred for implementation of the non-tradable share reform plan would be borne by Yankuang Group.	This undertaking has been duly executed.

2.5	Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the corresponding period last year.

Benefiting from an increase in the sales volume of coal of the Group and an increase in the average sales price of coal, the net profit attributable to the Shareholders realized by the Group in the first half of 2011 will increase over 80% as compared with the corresponding period in 2010. The net profit attributable to the Shareholders realized by the Group in the first half of 2010 was RMB2.6330 billion.

2.6	Implementation of dividend payment policy

To reward Shareholders for their long-term support, and in consistence with the Company’s previous dividend policies, the Board proposed to declare a cash dividend of RMB2.9019 billion (tax inclusive) or RMB0.59 per share (tax inclusive) for the year 2010. During the Reporting Period, no general meeting has been held for considering the proposed dividend distribution. The proposed dividend distribution will be considered in the 2010 annual general meeting, and will be distributed to all Shareholders within two months (if passed) after the convening of the annual general meeting.

§3 Directors

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, the PRC
26 April 2011

Appendices:

Consolidated Balance Sheet

March 31,2011
Prepared by: Yanzhou Coal Mining Company Limited	Unit:RMB

Items	AS AT MAR 31, 2011	AS AT JAN 1, 2011
CURRENT ASSET:
Cash at bank and on hand	13,301,738,803	10,790,218,826
Excess reserves settlement
Lending to banks and other financial institutions
Tradable financial assets	276,588,094	239,475,434
Notes receivable	7,083,800,692	10,408,903,124
Accounts receivable	724,151,553	487,769,647
Prepayments	554,699,325	243,210,171
Premiums receivable
Accounts receivable reinsurance
Reserve for reinsurance contract receivable
Interest receivable	8,660,674	2,989,330
Dividends receivable
Other receivables	5,719,873,337	3,542,642,379
Purchase of resold financial assets
Inventories	1,433,425,170	1,646,115,512
Non-current assets due within one year
Other current assets	2,193,205,134	2,113,416,315
TOTAL CURRENT ASSETS	31,296,142,782	29,474,740,738

NON CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	203,070,125	194,259,526
Held-to-maturity investments
Long-term accounts receivable
Long-term equity investments	1,637,440,597	1,105,891,526
Investment real estate
Fixed assets	18,054,195,963	18,333,247,229
Construction in progress	1,179,231,163	1,027,571,451
Construction materials	17,667,665	17,667,665
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	21,362,287,653	20,119,008,635
Development expenditure
Goodwill	672,277,886	668,102,483
Long-term deferred expenses	16,949,666	18,166,954
Deferred tax assets	1,574,801,557	1,751,958,422
Other non-current assets	117,925,900	117,925,900
TOTAL NON-CURRENT ASSETS	44,835,848,175	43,353,799,791
TOTAL ASSETS	76,131,990,957	72,828,540,529

The financial statements form page21 to page 32 are signed by the following responsible officers:

Legal Representative of the Company: Li Weimin Chief Financial Officer: Wu Yuxiang Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet(continued)

March 31,2011

Prepared by: Yanzhou Coal Mining Company Limited		Unit:RMB

Items	AS AT MAR 31, 2011	AS AT JAN 1, 2011
CURRENT LIABILITIES:
Short-term borrowings	1,837,825,000	295,411,600
Tradable financial liabilities	127,216,702	166,177,927
Notes payable	52,946,046	126,958,580
Accounts payable	1,435,644,241	1,516,920,701
Advances from customers	981,466,789	1,473,772,452
Salaries and wages payable	795,238,219	823,654,677
Taxes payable	1,465,063,871	1,347,129,196
Interest payable	57,149,077	12,732,426
Dividends payable	1,968,323	1,968,323
Other payables	1,938,921,922	2,466,223,721
Accounts payable reinsurance
Reserves for insurance contract
Acting trading securities
Acting underwriting securities
Non-current liabilities due within one year	327,747,286	329,267,885
Other current liabilities	2,555,970,564	2,297,502,144
TOTAL CURRENT LIABILITIES	11,577,158,040	10,857,719,632
NON-CURRENT LIABILITIES:
Long-term borrowings	21,376,530,024	21,661,499,200

Bonds payable
Long-term payables	734,280,796	752,325,971
Special accounts payable
Accrued liabilities	153,875,159	152,594,177
Deferred tax liabilities	2,705,138,075	2,580,863,887
Other non-current liabilities	15,998,777	15,926,109
TOTAL NON CURRENT LIABILITIES	24,985,822,831	25,163,209,344
TOTAL LIABILITIES	36,562,980,871	36,020,928,976
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,564,096,003	4,502,379,121
Less: treasury stock
Special reserves	2,062,705,901	1,920,406,954
Surplus reserves	3,895,859,338	3,895,859,338
Provision for general risk
Undistributed profits	23,768,169,771	21,292,197,346
Translation reserve	270,413,606	192,476,489
Equity attributable to shareholders of the Company	39,479,644,619	36,721,719,248
Minority interest	89,365,467	85,892,305
TOTAL SHAREHOLDERS’ EQUITY	39,569,010,086	36,807,611,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	76,131,990,957	72,828,540,529

Balance Sheet of the Company

March 31,2011

Prepared by: Yanzhou Coal Mining Company Limited		Unit:RMB

Items	AS AT MAR 31, 2011	AS AT JAN 1, 2011
CURRENT ASSET:
Cash at bank and on hand	9,478,574,209	7,943,940,336
Tradable financial assets
Notes receivable	7,082,800,692	10,407,303,124
Accounts receivable	129,289,293	77,019,800
Prepayments	211,026,154	64,339,670
Interests receivable
Dividends receivable		529,766
Other receivable	2,455,492,366	3,419,185,058
Inventories	674,716,929	741,057,004
Non-current assets due within one year
Other current assets	1,482,180,811	1,460,318,462
TOTAL CURRENT ASSETS	21,514,080,454	24,113,693,220
NON CURRENT ASSETS:
Available-for-sale financial assets	203,069,172	194,258,579
Hold-to-maturity investment	5,986,786,850	3,683,786,850
Long-term accounts receivable
Long-term equity investments	10,555,143,220	7,423,598,915
Investment real estate
Fixed assets	6,283,402,958	6,523,775,012
Construction in progress	60,123,701	53,942,258
Materials construction	1,259,017	1,259,017

Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	586,533,632	590,754,069
Development expenditure
Goodwill
Long-term deferred expenses	72,500	74,375
Deferred tax assets	1,300,794,670	1,258,874,815
Other non-current assets	117,925,900	117,925,900
TOTAL NON CURRENT ASSETS	25,095,111,620	19,848,249,790
TOTAL ASSETS	46,609,192,074	43,961,943,010

Balance Sheet of the Company (continued)

March 31,2011

Prepared by: Yanzhou Coal Mining Company Limited		Unit:RMB

Items	AS AT MAR 31, 2011	AS AT JAN 1, 2011
CURRENT LIABILITIES:
Short-term borrowings	1,500,000,000
Tradable financial liabilities	113,204,842	150,649,643
Notes payable	52,946,046	126,958,580
Accounts payable	783,648,275	904,338,181
Advances from customers	874,942,314	1,379,301,752
Salaries and wages payable	569,172,301	627,461,316
Taxes payable	1,561,108,515	1,527,916,187
Interest payable
Dividends payable
Other payables	2,002,844,927	2,039,520,323
Non-current liabilities due within one year
Other current liabilities	2,442,506,189	2,238,201,863
TOTAL CURRENT LIABILITIES	9,900,373,409	8,994,347,845
NON-CURRENT LIABILITIES:
Long-term borrowings
Bonds payable
Long-term payable	1,192,165
Special accounts payable

Accrued liabilities
Deferred tax liabilities	31,007,926	28,805,277
Other non-current liabilities
TOTAL NON-CURRENT LIABILITIES	32,200,091	28,805,277
TOTAL LIABILITIES	9,932,573,500	9,023,153,122
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,610,026,553	4,603,418,608
Less: treasury stock
Special reserves	1,942,941,182	1,830,584,098
Surplus reserves	3,859,313,382	3,859,313,382
Provision for general risk
Undistributed profits	21,345,937,457	19,727,073,800
TOTAL SHAREHOLDERS’ EQUITY	36,676,618,574	34,938,789,888
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	46,609,192,074	43,961,943,010

Consolidated Income Statement

The first quarter of 2011

Prepared by: Yanzhou Coal Mining Company Limited		Unit:RMB

Items	The first quarter of 2011	The first quarter of 2010
1. TOTAL OPERATING REVENUE	9,339,829,632	7,031,835,329
Including: operating revenue	9,339,829,632	7,031,835,329
Interest income
Premiums income
Income from service charges and commissions
2. TOTAL OPERATING COST	5,952,850,475	4,331,279,981
Including: Operating cost	4,616,924,546	3,588,459,376
Interest income
Service charges and commissions expenditure
Cash surrender value
Net amount of compensation payout
Withdrawal net amount of reserve for insurance contract
Insurance policy dividend expense
Reinsurance expenses
Operating taxes and surcharges	125,883,575	103,057,414
Selling expense	605,387,287	276,347,896
General and administrative expenses	875,187,863	739,141,478
Financial expenses	-270,532,796	-375,726,183
Impairment loss of assets
Add: Gain on fair value change (The loss is listed beginning with “-”)

Investment income(The loss is listed beginning with “-”)	-8,455,694	-7,179,264
Including: Investment income of associates and joint ventures
Profit on exchange (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	3,378,523,463	2,693,376,084
Add: Non-operating revenue	14,017,364	4,063,431
Less: Non-operating expenditures	9,824,727	5,643,394
Including: Losses on disposal of non-current assets
4. Total profit (The total loss is listed beginning with “-”)	3,382,716,100	2,691,796,121
Less: Income tax	903,121,606	585,587,869
5. Net profit(The net loss is listed beginning with “-”)	2,479,594,494	2,106,208,252
Net profit attributed to shareholders of the Company	2,475,972,426	2,100,462,632
Minority interest	3,622,068	5,745,620
6. Earnings per share
(1) Earnings per share, basic	0.5034	0.4271
(2) Earnings per share, diluted	0.5034	0.4271
7. Other comprehensive income	88,471,125	-12,734,973
8. Total comprehensive income	2,568,065,619	2,093,473,279
Comprehensive gains attributable to shareholders of the Company	2,564,443,550	2,087,727,659
Comprehensive gains and loss attributable to minority interest	3,622,069	5,745,620

Income Statement of the Company

The first quarter of 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit:RMB

Items	The first quarter of 2011	The first quarter of 2010
1. TOTAL OPERATING REVENUE	6,217,201,366	5,450,081,625
Less: Operating cost	3,182,639,259	2,553,859,467
Operating taxes and surcharges	112,824,467	95,790,939
Selling expense	83,129,891	69,042,657
General and administrative expense	658,850,214	626,693,326
Financial expense	64,676,785	3,985,030
Impairment loss of assets
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	37,444,801
Investment income (The loss is listed beginning with “-”)	13,842,547	64,906,519
Including: Investment income of associates and joint ventures
2. Operating profit (The loss is listed beginning with “-”)	2,166,368,098	2,165,616,725
Add: Non-operating income	441,370	2,600,143
Less: Non-operating expense	3,775,599	2,687,120
Including: Loss on disposal of non-current assets
3. Total profit (The total loss is listed beginning with “-”)	2,163,033,869	2,165,529,748
Less: Income tax	544,170,211	542,052,826
4. Net profit (The net loss is listed beginning with “-”)	1,618,863,658	1,623,476,922
5. Earnings per share

(1) Earnings per share, basic	0.3291	0.3301
(2) Earnings per share, diluted	0.3291	0.3301
6. Other comprehensive income	6,607,945	-12,734,973
7. Total comprehensive income	1,625,471,603	1,610,741,949

Consolidated Cash Flow Statement (The first quarter of 2011)

Prepared by: Yanzhou Coal Mining Company Limited	Unit:RMB

Items	The first quarter of 2011	The first quarter of 2010
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	12,806,092,973	7,505,393,074
Net increase from disposal of transactional financial assets
Tax refunding	56,946,082	16,631,149
Other cash received relating to operating activities	424,508,384	55,476,520
Sub-total of cash inflows	13,287,547,439	7,577,500,743
Cash paid for goods and services	3,173,089,899	2,618,922,145
Net increase in customer’s loans and advance
Cash paid for interests, service charge and commissions
Cash paid to and on behalf of employees	1,762,311,732	1,484,073,366
Taxes payments	1,722,680,027	1,419,413,906
Other cash paid relating to operating activities	1,029,589,631	583,579,840
Sub-total of cash outflows	7,687,671,289	6,105,989,257
NET CASH FLOW FROM OPERATING ACTIVITIES	5,599,876,150	1,471,511,486
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments

Cash received from return of investments income
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,688,140	814,529
Net cash received from disposal of subsidiaries and business units
Other cash received relating to investing activities	1,780,312
Sub-total of cash inflows	3,468,452	814,529
Cash paid to acquire fixed assets, intangible assets and other long-term assets	3,856,056,503	644,568,092
Cash paid for investments	540,000,000
Net increase of pledge loans
Net cash amounts paid by subsidiaries and other business units
Other cash paid relating to investing activities	104,801,830
Sub-total of cash outflows	4,500,858,333	644,568,092
NET CASH FLOW USED IN INVESTING ACTIVITIES	-4,497,389,881	-643,753,563
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: Cash received from minority shareholders of sub companies
Cash received from borrowings	1,540,411,200	544,570,400
Cash from issuing bonds
Other cash received relating to financing activities
Sub-total of cash inflows	1,540,411,200	544,570,400
Repayments of borrowings and debts	52,244,396	623,171,025
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	79,762,255	71,242,915
Including: Cash paid for distribution of dividends or profits by sub companies to minority shareholders	440,000
Other cash paid relating to financing activities	19,741,390
Sub-total of cash outflows	151,748,041	694,413,940
NET CASH FLOW USED IN FINANCING ACTIVITIES	1,388,663,159	-149,843,540

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	20,370,547	58,561,424
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	2,511,519,975	736,475,807
Add: Cash and cash equivalents, opening	6,771,312,424	8,522,398,899
6. Cash and cash equivalents, closing	9,282,832,399	9,258,874,706

Cash Flow Statement of the Company (The first quarter of 2011)

Prepared by: Yanzhou Coal Mining Company Limited	Unit:RMB

Items	The first quarter of 2011	The first quarter of 2010
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	9,719,457,189	5,760,786,311
Tax refunding
Other cash received relating to operating activities	88,916,245	61,061,823
Sub-total of cash inflows	9,808,373,434	5,821,848,134
Cash paid for goods and services	2,728,300,393	2,122,656,623
Cash paid to and on behalf of employees	1,392,696,804	1,161,935,169
Taxes payments	1,591,054,572	1,235,347,379
Other cash paid relating to operating activities	173,336,121	108,048,125
Sub-total of cash outflows	5,885,387,890	4,627,987,296
NET CASH FLOW FROM OPERATING ACTIVITIES	3,922,985,544	1,193,860,838

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments
Cash received from return of investments	28,240,698	68,203,587
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,319,664	591,689
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities
Sub-total of cash inflows	29,560,362	68,795,276
Cash paid to acquire fixed assets, intangible assets and other long-term assets	29,023,277	41,571,348
Cash paid for investments	2,060,000,000
Net cash amounts paid by subsidiaries and other business units
Other cash paid relating to investing activities	2,303,000,000	287,970,000
Sub-total of cash outflows	4,392,023,277	329,541,348
NET CASH FLOW USED IN INVESTING ACTIVITIES	-4,362,462,915	-260,746,072
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	1,500,000,000
Cash from issuing bonds

Cash received relating to other financing activities	474,111,243
Sub-total of cash inflows	1,974,111,243
Repayments of borrowings
Cash paid for distribution of dividends or profits, or cash paid for interest expenses
Other cash payment relating to financing activities
Sub-total of cash outflows
NET CASH FLOW FROM FINANCING ACTIVITIES	1,974,111,243
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	1,534,633,872	933,114,766
Add: Cash and cash equivalents, opening	5,336,180,576	6,724,043,764
6. Cash and cash equivalents, closing	6,870,814,448	7,657,158,530

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC